UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b - 25

NOTIFICATION OF LATE FILING

(Check one)[X]Form 10-KSB;[ ]Form 20-F;[ ]Form Il-K;[ ]Form 10-Q;
[ ]Form N-SAR

For Period Ending:  12/31/2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form .1 I-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR



PART I - REGISTRANT INFORMATION

Full Name of Registrant:		TSI, Inc.

Former Name if Applicable:		Not Applicable

Address of Principal Executive Office (Street and Number):
				128 Second Street South
City, State and Zip Code:	Great Falls, Montana 59401

PART II - RULES 12b - 25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed.
(Check box if appropriate)  [x]

a)	The reasons described in reasonable detail in Part
III of the form could not be eliminated without unreasonable effort or expense;
b)	The subject annual report semi-annual report,
transition report on Form 10-K, Form 20-F, Form Il-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
c)	The accountants statement or other exhibit required
by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form
10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

TSI, Inc. is in the process of re-stating its financial statements included in the annual report and incorporated in the 10-KSB for the period ending December 31, 2004 in order to take into account suggestions and comments made by our independent accountants. Upon completion of the reports and consent by our independent accountants, TSI, Inc. will immediately file with the Securities Exchange
Commission.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

D. Mellinger		(406) 727-2600

(2) Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

		[x] Yes    [ ] No


(3) Is it anticipated that any significant change in
results of operations from the corresponding period for
the last fiscal year will be reflected by the earnings
statements to be included in the subject report or portion
thereof?
		 ] Yes   [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, an, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



	TSI, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: s/D. Mellinger
      D. Mellinger,
      Accountant

Date: March 30, 2005

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